SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                 Commission File Number: 0-28720

                           NOTIFICATION OF LATE FILING
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(Check One):      [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q  [ ] Form N-SAR
                  For Period Ended:   December 31, 1998

                  [ ] Transition  Report on Form 10-K     [ ]  Transition  Report on Form 10-Q
                  [ ] Transition  Report on Form 20-F     [ ]  Transition Report on Form  N-SAR
                  [ ] Transition  Report on Form 11-K
                  For the Transition Period Ended:__________________________

              ====================================================

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

                         Part I. REGISTRANT INFORMATION

         Full name of registrant: Sales Online Direct Inc.

         Former name if applicable:   Securities Resolution Advisors, Inc.

         4 Brussels Street
         Address of principal executive office (Street and number)

         Worcester, Massachusetts  01610
         City, State and Zip Code

                        Part II. RULE 12b-25 (b) and (c)

                  If the subject report could not be filed without unreasonable effort or expenses and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check appropriate box).

         [X]     (a)  The  reasons  described  in  reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]     (b)  The subject  annual report, semi-annual report, transition report on Form 10-K, 20- F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th
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                      calendar  day  following the  prescribed  due date; or the
                      subject  quarterly   report   or   transition   report  on
                      Form  10-Q,  or portion  thereof   will  be  filed  on  or
                      before   the   fifth    calendar    day    following   the
                      prescribed due date; and

         [ ]     (c)  The  accountant's  statement  or other exhibit required by
                      Rule 12b-25(c) has been attached if applicable.

                               Part III. NARRATIVE

                  State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion could not be filed within the prescribed time period.
                  (Attached extra sheets if needed.)

On February 24, 1999, the registrant sold the business of its wholly-owned subsidiary, Securities Resolution Advisors, Inc. a New York corporation. On
February 25, 1999, the registrant purchased all of the outstanding stock of Internet Auction, Inc., a Massachusetts corporation. In connection with both transactions, the registrant is required to make numerous adjustments with respect to its financial statements and other information set forth in its Annual Report for the fiscal year ended December 31, 1998 The registrant has not completed all work in connection with these adjustments.

                           Part IV. OTHER INFORMATION

                  (1) Name and telephone number of person to contact in regard to this notification:

                  Gregory Rotman               508               753-0945
                  (Name)                   (Area Code)      (Telephone Number)

                  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the
answer is no, identify report(s).    [X]  Yes             [ ] No

                  (3) Is it anticipated that any significant change in results of operation from the corresponding period for the last year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                      [X] Yes             [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if applicable, state the reason why a reasonable estimate of the results cannot be made.

SALES ONLINE DIRECT INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 1999            By:      /s/ Gregory Rotman
                                         ---------------------------------------
                                         Gregory Rotman
                                         President


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Sales Online Direct Inc
Commission File Number: 0-28720
Form 12b-25 (Notification of Late Filing) Form 10-K for the fiscal year ended December 31, 1998

Explanation to Part IV, Item 3

Due to the change in the nature of the business of the registrant, it is anticipated that a significant change in the results of operations from the corresponding period for the last year will be reflected in the earnings statements to be included in the subject report. The registrant has not completed all work in connection with these adjustments.








C77151b.636

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